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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Vector Group Ltd.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
Bennett S. LeBow
c/o Vector Group Ltd.
100 S.E. Second Strret, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	92240M-10-8	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Bennett S. LeBow

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		10,276,970 (see item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		99,409

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,276,970 (see item 5)

WITH	10	SHARED DISPOSITIVE POWER:

99,409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,376,379 (see item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	92240M-10-8	Page	3	of	4

PRELIMINARY STATEMENT:

This Amendment No. 13 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the
Securities and Exchange Commission on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003, September 29, 2004 and September 29, 2005.

Item 5 is hereby amended as follows:

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of January 30, 2006, the Reporting Person was the indirect beneficial owner of, in the aggregate, 10,376,379 shares of Common Stock, which constituted approximately 18.5% of the 49,865,936 shares of Common Stock outstanding on January 30, 2006 (plus 6,166,029 shares acquirable by the Reporting Person’s assignees upon exercise of currently exercisable options). The Reporting Person’s beneficial ownership includes currently exercisable options for 3,517,749 shares granted to the Reporting Person, pursuant to the Company’s 1998 Long-Term Incentive Plan described in Amendment No. 5 to the Schedule 13D and 2,648,280 shares granted to the Reporting Person, pursuant to the Company’s 1999 Amended and Restated Long-Term Incentive Plan described in Amendment No. 7 to the Schedule 13D.

(b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 3,725,557 shares of Common Stock through LeBow Gamma Limited Partnership, a Nevada limited partnership, (ii) 385,384 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iii) 2,638,312 shares acquirable by LeBow Gamma Limited Partnership, as assignee of the Reporting Person, upon exercise of currently exercisable options to purchase Common Stock and (iv) 3,527,717 shares acquirable by LeBow Epsilon Investments Trust, as assignee of the Reporting Person, upon exercise of currently exercisable options to purchase Common Stock. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and the sole trustee of LeBow Epsilon Investments Trust. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 99,409 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation’s shares of Common Stock.

(c) On January 5, 2006, LeBow Gamma Limited Partnership transferred 100,000 shares of Common Stock to United Way of Miami-Dade as an advance on a credit extended to such charitable institution. On January 30, 2006, LeBow Gamma Limited Partnership sold 6,475,000 shares of Common Stock in a private transaction for $17.71 per share.

Item 6 is hereby amended as follows:

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 30, 2006, LeBow Gamma Limited Partnership and LeBow Family Irrevocable Trust entered into a
Purchase Agreement, among the Company, LeBow Gamma Limited Partnership, LeBow Family Irrevocable Trust and the purchaser named therein, and LeBow Gamma Limited Partnership entered into nine separate Purchase Agreements among the Company, LeBow Gamma Limited Partnership and the purchaser named therein, whereby LeBow Gamma Limited Partnership and LeBow Family

CUSIP No.	92240M-10-8	Page	4	of	4

Irrevocable Trust sold a total of 6,475,000 shares and 525,000 shares, respectively, of Common Stock of the Company at $17.71 per share in a private transaction. Copies of the Purchase Agreements are attached as Exhibits 15 to 24 hereto. In connection therewith, LeBow Gamma Limited Partnership and LeBow Family Irrevocable Trust engaged Jefferies & Company, Inc. to act as placement agent in connection with the placement by these shareholders, in a private transaction, of the shares of Common Stock, and paid Jefferies & Company, Inc. a fee for acting as placement agent. LeBow Family Irrevocable Trust is a trust whose beneficiaries are the children and grandchildren of the Reporting Person.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

	Exhibit 15:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Steel Partners II, L.P.

	Exhibit 16:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Lorber Epsilon 1999 Limited Partnership.

	Exhibit 17:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Highbridge International LLC.

	Exhibit 18:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Andover Capital Partners LP.

	Exhibit 19:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Andover Capital Offshore Partners Ltd.

	Exhibit 20:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Jefferies Group, Inc.

	Exhibit 21:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership, LeBow Family Irrevocable Trust and Jefferies Paragon Master Fund, Ltd.

	Exhibit 22:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Richard J. Lampen.
	Exhibit 23:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and Marc N. Bell.
	Exhibit 24:	Purchase Agreement, dated January 30, 2006, among the Company, LeBow Gamma Limited Partnership and J. Bryant Kirkland III.
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 30, 2006

/s/ Bennett S. LeBow
Bennett S. LeBow